The McGraw·Hill Companies

Scott L. Bennett
Senior Vice President
Associate General Counsel
and Secretary

1221 Avenue of the Americas
New York, NY 10020-1095
212 512 3998 Tel
212 512 3997 Fax
scott_bennett@mcgraw-hill.com

December 20, 2007

<u>By Federal Express</u>

Mr. Daniel Morris, Attorney Advisor
Mail Stop 3561 – (202) 551-3314
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

      Re: The McGraw-Hill Companies, Inc.
             Schedule 14A (Filed March 20, 2007)
             <u>File No. 001-01023</u>

Dear Mr. Morris:

On behalf of The McGraw-Hill Companies, Inc. (the "Company"), I am submitting the Company's response to the supplemental comment letter, dated December 10, 2007, from the Division of Corporation Finance of the Securities and Exchange Commission to Mr. Harold McGraw III, the Company's Chairman, President and Chief Executive Officer. For the Staff's convenience, I have included the full text of each comment, followed by the Company's response. In future proxy materials, the Company intends to supplement its disclosure to include information consistent with the responses set forth below.

1.   *While we note your responses to prior comments 4 and 5, it does not appear that you have undertaken to provide individualized discussions for each named executive officer. Therefore, we re-issue both comments. In future filings, please provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, identify not only the quantitative and qualitative factors (including individual performance) that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors and contributions of the named executive officers affected the final determination.*

In our 2008 proxy materials, the Company will provide additional detail and analysis regarding the specific compensation payable to each named executive officer. For each named executive officer, the Company will identify the quantitative and qualitative factors (including individual performance) that were used to determine the specific amounts payable for each element of compensation, and also how the specific factors and contributions of the named executive officers affected the final determination of such compensation.

2.   *We note your responses to prior comments 16 and 26. Please confirm that you will describe and explain in future filings the rationale for setting your payment and benefits at their current levels. In so doing, please disclose why you believe that the current levels are appropriate.*

In our 2008 proxy materials, the Company will describe and explain its rationale for setting severance and other post-employment benefits at current levels. The Company will also address why it believes such current levels are appropriate.

*   *   *   *

If you have any questions regarding the Company's responses, or if you require any additional information, please contact me at (212) 512-3998.

THE McGRAW-HILL COMPANIES, INC.

By: _Scott L Bennett_____

        Name: Scott L. Bennett
        Title: Senior Vice President,
                  Associate General Counsel
                  and Secretary

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